
January 13, 2012

By E-Mail

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

> **Re: Moduslink Global Solutions, Inc.**
> **Soliciting Material filed by Peerless Systems Corporation,**
> **Timothy Brog and Jeffrey A. Wald**
> **Filed January 13, 2012**
> **File No. 1-35319**

Dear Mr. Brog:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Definitive Soliciting Material

1. We note the following statements:

    - "The ModusLink Board of Directors and management have made a poorly disguised attempt to maintain the status quo by duping stockholders into voting for the Company-endorsed board nominees;"
    - "ModusLink has shamelessly resorted to issuing false and misleading statements and accusations…;" and
    - "On several occasions, ModusLink has claimed that Mr. Brog has previously violated federal securities laws. The fact is that these allegations are completely false and presumably trumped up by the Company to intentionally mislead stockholders…."

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions